Exhibit 12

Photronics, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the five years ended November 3, 2002 and the nine months ended August 3, 2003

	Year Ended					9 months ended
	Nov. 01, 1998	Oct. 31, 1999	Oct. 31, 2000	Oct. 31, 2001	Nov. 03, 2002	Aug. 03, 2003
Income before income taxes	42,870	22,802	15,464	(2,321)	(5,498)	(47,598)
Interest	6,703	7,731	11,091	11,966	20,065	13,853

Numerator	49,573	30,533	26,555	9,645	14,567	(33,745)

Denominator	6,703	7,731	12,291	12,672	19,976	13,663

Ratio	7.4	4.0	2.2	0.8	0.7	(2.5)